Filed Pursuant To Rule 433

Registration No. 333-203585

January 7, 2016

WORLD GOLD COUNCIL

Investment Commentary
2015 review and 2016 outlook

January 2016 www.gold.org

The gold price declined in 2015 in US dollar terms but not in all currencies. In our view, the effect that US rates have had on the gold price is overdone and may take a back seat this year. Four years after gold's nominal high, amid expensive stock valuations and high market risks, gold's role as a portfolio diversifier and tail risk hedge is particularly relevant.

Gold was down in 2015 in US dollars but not in all currencies

At first glance, 2015 wasn't good for gold. By the end of the year, gold's dollar price was down by more than 11%. Investor sentiment was bearish: average net-longs[1] reached their lowest level since 2003 and gold-backed ETFs saw outflows of c. 100 tonnes for the year.

Better economic performance in the US allowed the Federal Reserve (Fed) to raise its funds rate on 16 December 2015 for the first time in 9.5 years.[2] In the months leading up to this, higher bond yields strengthened the dollar, putting pressure on gold (**Chart 1**).

We believe that 2015 was an exception and not the rule. While the US dollar is certainly a significant driver for gold, there are two additional important points to consider: (1) it is not the only driver, and (2) it is not always the most relevant metric for most investors.

Chart 1: Higher rates have strengthened the dollar which, in turn, has influenced gold more strongly than usual

(a) 2-year Treasury yield versus US dollar Index (b) Gold price in dollars versus US dollar Index


Yield
Index level
1.0
0.9
0.8
0.7
0.6
0.5
0.4
96
94
92
90
88
86
84
2015 correlation = 0.29
30-year correlation = 0.06
12/2014 02/2015 04/2015 06/2015 08/2015 10/2015
2y Treasury
Trade-weighted US$ (rhs)
US$/oz
Index level
1,400
1,300
1,200
1,100
1,000
80
84
88
92
96
2015 correlation = -0.50
30-year correlation = -0.36
12/2014 02/2015 04/2015 06/2015 08/2015 10/2015
Gold (US$/oz)
Trade-weighted US$ (rhs; inverted)

Source: Bloomberg, World Gold Council

Source: Bloomberg, ICE Benchmark Administration Ltd, World Gold Council

1 This refers to non-commercial net longs, which exclude producers and qualified hedgers based on the Commitment of Traders (CoT) report of the Commodity Futures Trading Commission (CFTC). This measure is usually considered a proxy of positioning by the more speculative end of the investor spectrum.

2 In its December 2015 meeting the Fed raised the rate target range by 0.25bps. It previously increased rates in June 2006 and began cutting rates in late 2007.

01

WORLD GOLD COUNCIL

Chart 2: Many non-dollar gold buyers have seen a steady or even rising price over the past couple of years


(a) Gold price measured in multiple currencies*
Index level
120
110
100
90
80
12/2014
02/2015
04/2015
06/2015
08/2015
10/2015
US$ price
World ex-US price
Demand-weighted
(b) US-dollar and demand-weighted annual gold return*
Annual return
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
US$ average: 10.9%
Demand-weighted average: 12.1%
2001
2003
2005
2007
2009
2011
2013
2015
US$ price
Demand-weighted price

*The non-US dollar gold price is based on the US trade-weighted dollar index; the demand-weighted price is computed by multiplying the local prices of 21 countries (accounting for 90% of demand) by the corresponding percentage of demand each represents based on 2000-2014 demand figures.
Source: Bloomberg, GFMS-Thomson Reuters, ICE Benchmark Administration, Metals Focus, World Gold Council

The market for gold is truly global, with more than 90% of physical demand coming from outside the US, primarily from emerging economies. For all these non-dollar buyers, it is the local price – and not the US dollar price – that matters most. In fact, the non-US dollar price of gold held up in 2015 (**Chart 2a**), even moving up in some currencies. Examples include gold's price in Turkish lira, Russian rouble and the Indonesian rupiah. Additionally, the demand-weighted gold price (the local gold price multiplied by the percentage of annual demand a given country represents) has been, on average, 1% higher annually since the beginning of the century than the dollar gold price (**Chart 2b**).

In the current landscape, we are seeing encouraging signs for the gold market. As of Q3 2015, both Indian and Chinese demand were up relative to the same period last year. Bar and coin demand was also up (including the US). And while gold-backed ETF outflows continue, their pace has markedly slowed.[3] In addition, central banks remain strong net buyers – and will likely acquire at least 500 tonnes of gold in foreign reserves in 2015. Further, recycling continues to fall and mine production is likely to start levelling off.

History as well as the current financial environment point to a different 2016

Gold's most recent bull run between 2001 and 2012[4] was driven by a combination of factors:

- Strong emerging market growth supporting consumer demand
- The global financial crisis and its aftermath creating flight-to-quality flows
- Financial innovation making gold easier to buy
- Central banks' shifting from net gold sellers to net buyers to diversify foreign reserves.

As the US economy started to recover and fears of deceleration in emerging markets took hold, gold prices fell. By the end of 2014, due to a perceived lack of a clear catalyst for gold prices, attention centred on the US dollar and the eventual rate hike by the Fed.

But will this US-centric view of gold continue indefinitely? We believe it will not.

Gold's performance through the lens of history

Past performance is certainly not a guarantee of future performance, but we believe investors can gain insight by understanding past cycles.

3 ETFs accounted for 900 tonnes in outflows in 2013, slowing to 180 tonnes in 2014 and almost halving again in 2015 to 100 tonnes.
4 While gold's nominal high occurred in September 2011, average gold prices were still up in both 2011 and 2012 on a year-on-year basis.

Investment Commentary | 2015 review and 2016 outlook 02

WORLD GOLD COUNCIL

Table 1: Gold has experienced five bear and bull cycles since the 1970s;* the current bear cycle is not far off the mean

Bull market			Bear market		
Dates	Length (months)	Cumulative return	Dates	Length (months)	Cumulative return
Jan 1970-Jan 1975	61	451.4%	Jan 1975-Sep 1976	20	-46.4%
Oct 1976-Feb 1980	41	721.3%	Feb 1980-Mar 1985	61	-55.9%
Mar 1985-Dec 1987	33	75.8%	Dec 1987-Mar 1993	63	-34.7%
Apr 1993-Feb 1996	35	27.2%	Feb 1996-Sep 1999	43	-39.1%
Oct 1999-Sep 2011	144	649.6%	Sep 2011-Present	52	-44.1%
Average	**63**	**385.1%**	**Average†**	**47**	**-44.0%**
Median	**41**	**451.4%**	**Median†**	**52**	**-42.7%**

*We are defining a bull market as a period where the US dollar gold prices rose for at least two consecutive years and bear markets as the subsequent periods where the price generally fell for a sustained time.

†Excludes the period from September 2011 to date.

Source: Bloomberg, ICE Benchmark Administration Ltd, World Gold Council

Since the 1970s[5] gold has experienced five bull markets and five subsequent bear markets (**Table 1**).[6] While there has been less uniformity in the length and magnitude of appreciation in the price of gold during bull runs, pullbacks have been more consistent. Previous bear markets (excluding the current one) have had a median length of 52 months, during which the price of gold declined between 35% and 55%. Each of those declines was generally a fraction of the gains seen in the preceding bull run. As it stands, the current pullback is not far off the median bear cycle.

Historical performance without an understanding of the macroeconomic drivers that led to its result, however, is not enough. For example, the most recent bull run was much longer than previous ones due to the factors explained above.

What about the current bear cycle? In our view, there are important conditions that are likely to make 2016 different from 2015.

The US dollar, risk taking and the shift to the East

The Fed increased the federal funds rate by 0.25 basis points during its last 2015 meeting. Widely anticipated by the market, this moved the target range between 0.25 and 0.5 basis points. However, what is not so certain is how quickly and how high they will raise rates to 'normalise' them (ie, reach their terminal rate). The Fed expects to increase rates by 1% by the end of 2016.[7] Market consensus is more dovish and expects the Fed Funds rate to be below 1% by the end of 2016. Either way, rates may remain low for some time.

In our view, ***interest rates are not a dominant driver*** of the gold price once the effect of the dollar is taken into account. And the dollar has already strengthened more in the past two years than it has since the 'dot-com bubble' burst (**Chart 3**). In fact, the dollar is at the highest level it's been at the beginning of a Fed tightening cycle since the 1980s.

This is important for two reasons:

- The dollar tends to revert back to its long run average and after two years many foreign currencies start to show signs of recovery
- A strong US dollar is a de-facto tightening mechanism, thus preventing the Fed from moving interest rates too far too soon and risk crippling economic growth.

5 The 1970s marked a structural change for the gold market. Early in the decade the Bretton Woods system came under pressure, ending the convertibility of gold and the US dollar in 1971 and starting the period of free-floating gold prices driven by market conditions and not directly by monetary policy.

6 We are defining a bull market as a period where the US dollar gold prices rose for at least two consecutive years and bear markets as the subsequent periods where the price generally fell for a sustained time.

7 Based on the December 2015 economic projection published by the Federal Reserve.

Investment Commentary | 2015 review and 2016 outlook 03

Chart 3: The dollar tends to revert to its long-run average and its current rally has already pushed it higher than its level at the beginning of any tightening cycle since the 1980s 2-year rolling percentage change in the US dollar Index * Based on changes on the upper bound of the Fed Funds rate. Source: Bloomberg, World Gold Council
The Asian gold market continues to expand. In China, the PBoC’s periodical announcements on additions to their gold reserves from June onwards and the Shanghai Gold Exchange’s intention to introduce a yuan-denominated trading mechanism highlight the growing importance of this market. Similarly, the Indian gold trade has expressed its intent to establish a gold exchange in the not-so-distant future. In addition, market risks abound. The interconnectedness of global financial markets has resulted in a higher frequency and larger magnitude of systemic risks. Stock valuations in the US remain quite elevated as investors have been increasing their risk exposure in search for returns amid a very low yield environment (Chart 4a). In such an environment, bonds offer less protection to soften the blow of a stock market correction. And while macroeconomic conditions in advanced economies have improved, market and liquidity risks are close to record highs (Chart 4b). In such an environment, gold’s role as a portfolio diversifier and tail risk hedge is particularly relevant Investment Commentary | 2015 review and 2016 outlook 0 4 Chart 4: Stock valuations today look as expensive relative to the level of interest rates as they did in the 1930s (a) Ratio between Shiller’s CAPE and the 10y Treasury rate (b) IMF Global Financial Stability Map

Several characteristics combined to help investors in a unique way

Research shows that, over the long run, holding 2%-10% of an investors' portfolio in gold can improve portfolio performance.[8] In particular:

- **Gold helps manage risk and volatility.** Gold lowers volatility by diversifying portfolios – a side effect of its low correlation to key asset-classes. And it helps protect against portfolio losses in times of market stress acting as a (high-quality and liquid) tail-risk hedge in systemic market crashes (**Chart 5**).
- **Gold helps preserve purchasing power.** Gold responds to global markets, and consequently global inflation, thus covering a broader set of circumstances than purpose-designed CPI hedges such as Treasury Inflation Protected Securities (TIPS). Gold's negative correlation to the US dollar and many other major currencies protects investors from fiat currency depreciation (see *Gold and currencies: protecting purchasing power*, Gold Investor, Volume 2, April 2013).

Chart 5: Gold's correlation to stocks decreases during economic contractions and gold's correlation to other assets remains quite low; in contrast, stocks generally increase their correlation to risk assets during these periods

(a) Gold's correlation to other assets during expansions and contractions since 1987*

(b) US stocks' correlation to other assets during expansions and contractions since 1987*



Commodities
US high grade
US treasuries
Global stocks
US stocks
-0.5
-0.25
0
0.25
0.5
0.75
1
Correlation
Contraction
Expansion
Global stocks
US high grade
Commodities
US treasuries
Gold
-0.5
-0.25
0
0.25
0.5
0.75
1
Correlation
Contraction
Expansion

*As of December 2015. Expansion and contractions as per the National Bureau of Economic Research (NBER).
Source: Bloomberg, NBER, World Gold Council

8 See: J.P. Morgan, *Gold in asset allocation*, July 2012; Mercer, *Gold as an asset class for institutional investors*, February 2011, New Frontier Advisors and World Gold Council, *Gold as a strategic asset*, September 2006; New Frontier Advisors, *Gold as a strategic asset for European investors*, December 2011; Oxford Economics, *The impact of inflation and deflation in the case for gold*, July 2011; Matos, P. and R. Evans, *Gold as a portfolio diversifier: the World Gold Council and investing in gold*, Darden Business Publishing, University of Virginia, September 2012.

Investment Commentary | 2015 review and 2016 outlook 05

About the World Gold Council
The World Gold Council is the market development organisation for the gold industry. Our purpose is to stimulate and sustain demand for gold, provide industry leadership, and be the global authority on the gold market.
We develop gold-backed solutions, services and products, based on authoritative market insight and we work with a range of partners to put our ideas into action. As a result, we create structural shifts in demand for gold across key market sectors. We provide insights into the international gold markets, helping people to understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society.
Based in the UK, with operations in India, the Far East and the US, the World Gold Council is an association whose members comprise the world’s leading gold mining companies.
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